Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

August 5, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Pzena International Value Fund (S000066513)

To Whom It May Concern:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Pzena International Value Fund (the “Fund”), respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
904	6/28/2019	485APOS	0000894189-19-003920

Post-Effective Amendment ("PEA") No. 904 was filed for the purpose of registering the Fund as a new series of the Trust.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Fund as a series of the Trust.  PEA No. 904 has not yet become effective and no securities have been sold in connection with PEA No. 904.  Based upon the foregoing, the Trust believes that withdrawal of PEA No. 904 is consistent with the public interest and the protection of investors.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 5th day of August, 2019.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Emily Enslow at (414) 765-6872.

Sincerely,

/s/ Jeffrey T. Rauman

Jeffrey T. Rauman

President
Advisors Series Trust

Enclosures